Exhibit 99.44

DeFi Technologies’ Wholly-Owned Subsidiary Valour Inc. Announces Groundbreaking Collaboration with Bitcoin Suisse AG on Physical Backed Digital Asset Exchange Traded Products

●	Valour Inc. has entered into a collaboration with Bitcoin Suisse AG, the Swiss crypto-finance and technology pioneer. The product partnership aims to issue Exchange Traded Products (ETPs) backed 1:1 by digital assets, leveraging both Valour Inc.’s and Bitcoin Suisse AG’s unique capabilities and long standing expertise in the digital asset market.

●	The primary focus of this joint initiative is to launch, list, operate, and distribute ETPs in the international and Swiss market where Bitcoin Suisse has already established a market-wide brand recognition in the crypto assets sector. Valour Inc. acts as an issuer of ETPs, providing an exchange listing platform for digital assets.

●	The collaboration follows Valour Inc.’s recent launch of its first physically backed ETP, the 1Valour Bitcoin Physical Carbon Neutral ETP. Along with this, Valour Inc. maintains a diverse range of digital asset ETPs across various European exchanges, banks and broker platforms.

Zug, Switzerland and Toronto, Canada, July 18, 2023 - DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (NEO: DEFI) (GR: MB9) (OTC: DEFTF), a crypto native technology company that pioneers the convergence of traditional capital markets with the world of decentralized finance (DeFi), is pleased to announce the collaboration of its subsidiary Valour Inc. (“Valour”) Bitcoin Suisse AG (“Bitcoin Suisse”) aimed at the issuance of Exchange Traded Products (“ETPs”) backed by physical digital assets.

Bitcoin Suisse is the Swiss crypto-native investment partner and trusted gateway to crypto asset investing, offering institutional-grade crypto services at the forefront of technical innovation. Founded in 2013, the crypto investment house is celebrating its tenth anniversary this year and recently announced its new strategy towards asset management and advisory services.

This product partnership marks a significant step in the innovation and development of the digital asset market going forward. The collaboration would leverage Valour’s ABS issuance platform, its operational know-how in the ETP domain, and established marketing and sales distribution channels. Simultaneously, it would benefit from Bitcoin Suisse’s well established brand and longstanding experience in the crypto sector within Switzerland and internationally.

“The collaboration signifies an exciting development in the digital assets space,” said Olivier Roussy Newton, CEO of DeFi Technologies & Director of Valour. “The combination of our issuance platform and operational expertise in the ETP market, with Bitcoin Suisse’s impressive track record, high-quality service, and strong brand recognition as our established partner, will contribute to creating more robust and diversified investment opportunities for investors.”

Dr. Dirk Klee, CEO of Bitcoin Suisse, added “We are excited to cooperate with Valour and to provide them with our expertise to create leading crypto investments for professional and institutional partners. Valour is a trusted and established partner with a high-performing team that places equal value on security, reliable access to digital assets and transparency as Bitcoin Suisse does. For us, this partnership represents an important step towards becoming the leading crypto investment partner in Switzerland and other target markets.”

Valour recently announced on June 15, 2023, the launch of its first physical backed ETP in the 1Valour Bitcoin Physical Carbon Neutral ETP (ISIN: GB00BQ991Q22). The ETPs are secured by the respective digital assets which are physically stored with regulated custody providers. In addition to the new physically backed digital asset platform, Valour offers fully hedged digital asset ETPs with product listings across European exchanges, banks and broker platforms.

About DeFi Technologies

DeFi Technologies Inc. (NEO: DEFI) (GR: MB9) (OTC: DEFTF) is a crypto native technology company that pioneers the convergence of traditional capital markets with the world of decentralized finance (DeFi).

With a dedicated focus on industry-leading Web3 technologies, DeFi Technologies aims to provide widespread investor access to the future of finance. Backed by an esteemed team of experts with extensive experience in financial markets and digital assets, we are committed to revolutionizing the way individuals and institutions interact with the evolving financial ecosystem.

Join DeFi Technologies’ digital community on Linkedin and Twitter, and for more details, visit valour.com

About Bitcoin Suisse

Founded in 2013, Bitcoin Suisse AG is the Swiss crypto-finance and technology pioneer. As an enabler for the crypto and blockchain ecosystem in Switzerland, Bitcoin Suisse has been a driving force in the development of the ‘Crypto Valley’ and the ‘Crypto Nation Switzerland’. The crypto-financial services provider offers brokerage, custody, lending, staking, payment solutions and other crypto-related services for private and institutional clients. As a member of the self-regulatory organization Financial Services Standards Association (VQF), Bitcoin Suisse is a financial intermediary subject to Swiss AML/CFT regulations. Bitcoin Suisse consists of several companies under the parent company BTCS Holding Ltd. The company is headquartered in Zug and has built a team of over 200 highly qualified experts in Switzerland and Europe. | https://bitcoinsuisse.com/

About Valour

Valour Inc. issues exchange traded products (ETPs) that enable retail and institutional investors to access digital assets like Bitcoin in a simple and secure way via their traditional bank account. Established in 2019 and based in Zug, Switzerland, Valour is a wholly owned subsidiary of DeFi Technologies Inc. (NEO: DEFI) (GR: MB9) (OTC: DEFTF).

For more information on Valour, visit https://valour.com

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the Offering; the regulatory environment with respect to the growth and adoption of decentralised finance; the pursuit by DeFi Technologies and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of DeFi and cryptocurrency sector; rules and regulations with respect to DeFi and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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For further information, please contact:

Investor Relations DeFi Technologies

ir@defi.tech

Investor Relations Bitcoin Suisse
invest.advice@bitcoinsuisse.com

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